TERYL RESOURCES CORP.

MANAGEMENT DISCUSSION AND ANALYSIS
DATED JANUARY 18, 2005

The following discussion of the results of operations of the Company for the six months ended November 30, 2004, and in comparison to the prior year, should be read in conjunction with the Company’s Audited Financial Statements and accompanying notes for the six months ended November 30, 2004 and 2003.

Overall Performance

We are engaged in the acquisition, exploration and development of natural resource properties. We currently have mineral property interests in Alaska and British Columbia.

The main exploration and development work over the last several years has taken place on the Gil claims (gold prospect) located in the Fairbanks Mining District, Alaska. The Gil joint venture, with Kinross Gold Corporation, is divided into two mineralized zones, the Main Gil and the North Gil. The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl, Inc., a subsidiary of the Company, owns a 20% working interest and Kinross Gold has an 80% working interest in the Gil joint venture.

The Company, through its subsidiary, Teryl, Inc., owns a 100% interest in the West Ridge claims located in the Fairbanks Alaska mining district.

Results Of Operations – November 30, 2004 (“2004”) and November 30, 2003 (“2003”)
The following discussion of the Issuer’s financial condition at November 30, 2004, and the changes in financial condition and results of operations for the six months ended November 30, 2004 and 2003 should be read in conjunction with the financial statements of the Issuer and related notes included therein. The Issuer’s reporting currency is the Canadian dollar. All amounts in this discussion are expressed in Canadian dollars.

Results of operations were a net loss of $ 243,823 ($0.0085 per share) as compared to a net loss of $249,960 ($0.0097 per share) for 2003.

In 2004 the Oil and Gas operations had net loss of $ 12,842 compared to net income of $ 7,327 in 2003, which was due to heavy maintenance work performed on the wells during the period.

The Issuer incurred administrative expenses of $271,981 compared to $257,287 in 2003. In 2004 expenditures for advertising, promotion and public relations were $140,701 compared to $140,796 in 2003, due to continuing efforts to raise financing to carry out exploration projects and provide working capital. Several other expenditures in 2004 were higher than in 2003 due to rising costs and increased administration and promotional activities, which were offset slightly by interest income of $2,093 and a foreign exchange gain of $12,482.

As the Issuer is in the exploration stage and does not as yet have a mine in production, the recoverability of operating expenses is dependent upon the discovery of economically recoverable reserves and oil and gas well revenue, which has been increasing.

Financing Activities

During the six months ended November 30, 2004, the Company issued 1,597,000 common shares to net the treasury $332,850. During the 2004 year the Company issued 7,741,000 common shares to net the treasury $ 2,650,187 (See Note 12 to the financial statements). In 2004, the Company repaid loans, on a net basis, of $ 170,922 to related companies.

To a significant extent, the Issuer’s ability to raise capital is affected by trends and uncertainties beyond its control. These include the market prices for base and precious metals and results from the Issuer’s exploration programs. The Issuer’s ability to attain its business objectives may be significantly impaired if prices for metals fall or if results from exploration programs on its properties are unsuccessful.

Mining and Exploration Operations

Gil Mineral Claims

The Gil Gold Project is located in the Fairbanks Mining District, Alaska. The Issuer owns a 20% interest in the Gil Mineral Claims with its joint venture partner, Kinross Gold Corporation (“Kinross”) with Kinross owning the other 80%. The Gil claims are adjacent to the producing Fort Knox mine which is owned by Kinross, approximately five miles east of Kinross’ Fort Knox deposit, Alaska’s largest producing open-pit gold mine with an average gold grade of just under 0.03 ounces of gold per ton.

The 2004 Gil exploration program, due to extensive exploration work completed in 2003, has three major goals:

1.	Delineate mineralized zones at the Intersection Area
2.	Delineate mineralized zones at Sourdough Ridge
3.	Develop new targets in the Gil Exploration Area

The overall objective of the 2004 Gil Exploration Program is to significantly expand the resource potential within the claim area. The program will allow for 1,000 soil and rock samples, 4,200 feet of trenches, and the drilling of approximately 25 drill holes for a total of 7,000 feet to accomplish the three major goals of the plan. An all-inclusive cost of US$526,750 is estimated for the entire program.

Intersection Area
The area east of the North Gil and northeast of the Main Gil, designated as the “Intersection Area”, is sparsely explored. Drilling results from 2002 and 2003 reveal scattered zones of high-grade gold mineralization that deserve further exploration. A total of 3,000 feet of drilling in conjunction with soil sampling and possible trenching is proposed to test this target.

Sourdough Ridge
The Sourdough Ridge target is located on the adjacent ridge east of the Main Gil. Drilling and trenching has outlined a mineralized trend that strikes northeast. Gold is primarily found in veins and shears hosted in calc-silicate rock, similar to that of the Main Gil. This prospect and several gold anomalies associated with calc-silicate units in the area have not been adequately drill tested. A 2,500-foot drilling program in conjunction with soil sampling and trenching is proposed to test this target.

2004 Gil Exploration Area
The 2004 Gil Exploration Area begins in the Last Chance Creek drainage and extends for five miles in a northeast direction to soil anomalies in the Lohr Creek drainage. Most exploration activities have focused in the Main Gil area, leaving a large portion under-explored. A total of 600 rock and soil samples, 1,500 feet of drilling and 1,200 feet of trenches are proposed to test this trend.

Project Status
The Gil project has been explored periodically by Fairbanks Gold Mining, Inc. since its identification in 1991. Previous detailed drilling in the Main and North Gil areas has outlined two gold deposits. Initial exploration in the intersection Area and along Sourdough Ridge was encouraging and good potential for new discoveries exists in the Gil area. Large portions of the Gil Joint Venture Claim block remain underexplored and hold excellent potential for additional gold resources.

In September the following exploration updates for the Gil Joint Venture Claims were reported by Kinross Gold Corporation, our joint venture partner:

•   First pass soil sampling within the Gil Exploration Program is 90% complete. Work accomplished includes the construction of approximately 40,000 feet of soil line and the collection of 488 soil samples.

•   Exploration in the Main Gil Area and along Sourdough Ridge has generated several new targets. These targets consist of soil samples with anomalous gold associated with calc-silicate rocks and/or quartz veining.

•   A 400-foot trench was excavated, mapped, and sampled on Sourdough Ridge. The 400-foot trench exposed 100 feet of calc-silicate rock with abundant quartz veining. Visible gold has been identified in two of the quartz veins. Assay results on this trench are pending.

•   Initial soil sampling has been completed on All Gold Ridge, Too Much Gold Ridge and Intrusive Ridge. Fieldwork has outlined a small outcrop of intrusive rocks along Intrusive Ridge. Soil samples in and around the intrusive rock have gold values ranging from 14 and 22 ppb Au. On All Gold Ridge, fieldwork located calc-silicate rocks along strike with the Main Gil unit. Soil samples taken from the area of these calc-silicate rocks assay approximately 28 ppb Au. Too Much Gold Ridge assays are still pending.

In summary, during the 2004 first half of the exploration program, the Company’s JV partner, Kinross Gold, constructed approximately 40,000 feet of soil line and collected approximately 488 soil samples using auger drills. This work generated several new exploration targets in the Main Gil Area and along Sourdough Ridge. Currently, field work is focused on testing these targets through the use of trenching and reverse circulation drilling. Nine reverse circulation drill holes totaling 2,075 feet and three trenches totaling 1,500 feet have been completed testing these targets. Drilling will continue into November with initial assay results estimated to be available in late November 2004.

In January 2005, we received a preliminary exploration summary. The Gil Joint Venture exploration program consisted of geologic mapping, the excavating of four trenches totaling 1,020 feet, the drilling of 18 reverse circulation drill holes totaling 4,175 feet, and collecting of over 1,000 rock and soil samples for assays.

Westridge Claims

The West Ridge Prospect is north of Fairbanks, Alaska, a distance of 22 miles by road. It lies immediately north of the Fox Creek Property which was drill tested by Cypress Gold in 1995. The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine, reported to have contained reserves of 4,000,000 ounces of gold. Fort Knox currently produces over 400,000 ounces of gold annually. The West Ridge Property is made of 53 State mining claims held by the Company. The property was submitted to Kinross early in the summer of 1998 and a joint venture was signed.

Rock and soil sampling was conducted in August approximately 1,600 meters west of the Old Glory prospect where the Company discovered significant gold mineralization in 2003 (see News Release dated April 28, 2004). Exploration in the newly discovered area was prompted by past soil sampling conducted by Amax Gold that indicated anomalous gold and arsenic in soils on the ridgeline between Moose Creek #1 and Moose Creek #2. Initial sampling consisted of 14 soil samples and 20 rock samples collected from hand-dug pits.

One of two areas selected for this work returned soil samples containing gold values ranging up to 848 ppb with elevated arsenic and antimony values. Gold, arsenic and antimony values were consistently higher in soil samples collected over granodiorite intrusive host rocks suggesting a possible genetic association between the intrusive rocks and gold mineralization. Rock samples collected from the same hand-dug pits where soil samples were collected returned gold values ranging up to 4,350 ppb (4.3 gpt or 0.127 opt). Gold was associated with anomalous arsenic and antimony and was hosted by iron oxide stained quartz-bearing intrusives and quartz-mica schist of the Fairbanks Schist. The extent of the mineralization is open to expansion beyond the areas sampled to date in 2004.

In November, we announced that a total of 161 power auger soil samples were collected on a small grid over the southern part of the West Ridge claims adjacent to and within the ¼ mile square block of State Trust land leased to Teryl last year. In addition to the 161 auger samples, 14 shovel soil samples were collected in the same area as previous rock sampling which returned gold values ranging up to 4,350 ppb (4.3 gpt or 0.127 opt). The grid was extended to the south onto the northwestern edge of the Fox Creek claims in an attempt to see if mineralization on the two properties could be linked via soil samples (see news release dated November 3, 2005). All samples were shipped to ALS Chemex Labs for gold plus multi-element suite analyses.

As reported by Curt Freeman, of Avalon Development Corp., of the 175 soil samples collected, 29 returned values greater than 100 parts per billion gold with the maximum value being 981 parts per billion. An additional 32 returned anomalous gold values ranging between 50 and 100 parts per billion. Anomalous gold was associated with elevated arsenic, antimony, lead, bismuth and tungsten. The presence of anomalous bismuth (to 15 ppm) and tungsten (to 370 ppm) in soils suggests that gold mineralization within the sample grid may be intrusive related, a similarity shared by several other intrusive-related gold systems the Fairbanks District.

Anomalous gold and pathfinder elements in the 2004 soil grid occur in four discrete areas of the grid and all four areas are open to expansion into lands owned and leased by Teryl. Additional soil auger work is recommended to identify drilling targets in this part of the property.

Black Dome

In July, 2003 we announced we had successfully negotiated a lease of 440 acres in the Fairbanks Mining District, Alaska from the State of Alaska, Mental Health Trust Land Office (TLO). The trust land is adjacent to the western portion of the Company’s 100% owned West Ridge claims and 40 acres is strategically located within the West Ridge claims, which is on the edge of a geochemical gold anomaly. The gold anomaly may possibly be on trend with the 4000-foot western gold anomaly, which is geochemically similar to the gold mineralization at the True North deposit, according to AMAX Gold’s report completed in 1999. The True North gold deposit was purchased by Kinross Gold for CAD$94 million in shares and cash from La Teko Resources and Newmont Mining Corporation. An exploration work program will be submitted for approval immediately to the Trust Land Office to locate drill targets on the newly acquired lease.

In consideration for the State of Alaska lease, a production royalty on the lease land is granted to the State of Alaska, Trust Land Office (TLO) as follows:

Price of Gold (per ounce)	Production Royalty
Below $300.00	2.5%
$300.01 - $350.00	3.0%

$350.01 - $400.00	3.5%
$400.01 - $450.00	4.0%
$450.01 - $500.00	4.5%
Above $500.00	5.0%

Additionally, Teryl will grant a 1% Net Smelter Return (NSR) on its 100% owned West Ridge property with first refusal to purchase the 1% NSR in the event that TLO decides to sell.

An exploration program started in August 2003. Exploration is being conducted by the Company’s geological consultants, Avalon Development Corp., who are focused on finding another True North-type gold discovery on the Black Dome area of Teryl’s recently acquired trust land. The Eldorado Fault cuts through the Black Dome, the same fault that bounds Kinross Gold’s True North gold deposit, approximately three miles northeast.

Avalon field crews will sample a newly discovered old trench at Black Dome, which contains rubble composed of black carbonaceous schist cut by numerous quartz-carbonate veinlets. Most of the carbonate has been altered to a soft brown-red oxide, similar to oxide ore at the True North. The trench will be cleared of debris to sample bedrock and determine gold values to locate drill targets.

Fish Creek Claims

In September, we announced that drilling has commenced on the Fish Creek Gold Target. The dual targets to drill are the placer target and the intrusive target, with the objective to test the lithology and to analyze for concentrations of precious/base metals. The Company will drill 25 vertical eight-inch diameter holes on two lines to explore the potential Fish Creek placer gold paystreak, and to test the two anomalies located last year by a magnetic survey.

Drilling was completed on October 16th. A total of 22 R/C holes were completed of which 20 were short holes to test the placer and lode targets and 2 holes were drilled to test a potential intrusive target. Assay results are pending.

In December we announced initial drilling results on the Fish Creek Gold Target in the Fairbanks District, Alaska. A total of twenty (20) placer holes – shallow, larger-diameter RC holes -- were completed and two (2) deeper RC holes were drilled to test an intrusive target.

Auger drilling on July 13, 2004 resulted in one intersection penetrating the intrusive target, which was anomalous in silver, lead, arsenic and bismuth. Hole #04A010, also drilled earlier, was anomalous in zinc, arsenic, iron, sulphur and tungsten, indicating a potential sulphide deposit.

Jeff Keener, a leading placer geologist, reports, based on these two widely spaced drill fences, a placer resource of over 16,000 ounces of gold is indicated for the Fish Creek paystreak. This indicates an in-situ value of U.S.$7.2 million calculated at $450 per ounce. Several lode targets were also discovered during the placer program.

For 2005, to elevate the upper part of the paystreak to reserve status. The partners plan to drill four lines of closely spaced holes on 500 and 1,000 ft line spacings. The lower part of the paystreak can be developed to measured resource status by drilling two lines spaced 2,000 ft apart of closely spaced holes.

Neither of the two hard-rock holes drilled in 2004 on Odden Creek intercepted economic grades of gold. Hole T04RC01 terminated in mineralized, quartz-veined, graphitic schist assaying small amounts of gold. For 2005, it is recommended to drill four or more 300-ft RC holes, based on intrusive targets located during placer exploration this year.

Fox Creek Claims

In June, 2004, a mining lease for lode exploration and mining was successfully completed on the Fox Creek Claims. The Fox Creek Claims consist of eight contiguous unpatented state of Alaska mining claims, which are located 3 miles north of Fox, Alaska. These claims are adjacent to the Company’s 100% owned West Ridge property to the northwest. Teryl Resources Corp. recently completed a drill program on the West Ridge Claims.

In October we announced that two grab samples taken from the intrusive contact at the Fox Creek claims returned values of 197 and 1,360 ppb (1.36 grams per tonne) gold. These samples are only 450 feet south of the West Ridge property, and a quarter of a mile from the recently reported hot gold samples on the West Ridge. A $20,000 auger drilling program to sample the new gold zone is underway between the West Ridge property, and the potential Fox Creek intrusive discovery.

Reverse circulation drilling has commenced on two 300-foot holes in a potential Fort Knox-type intrusive target. Assays are estimated to be completed in late November 2004.

Also in October, Curt Freeman, of Avalon Development, notified the Company that a drilling program on the Fox Creek gold property has been arranged with America Arctic drilling company. The drilling will be two - 60 degree angle holes, one to the northwest to test the intrusive found north of the creek and the other at 180 degrees from the first to test possible structures that control the intrusive in Fox Creek.

The drilling will test the molybdenum and gold bearing intrusive rock on the Fox Creek Claims, which returned 1.36 gpt gold. The target is less than one-half mile from rock samples recently collected from the West Ridge Claims, which returned gold values up to 4.3 gpt (0.127opt) .

In November, we announced a summary of significant geological observations for the recently completed drilling at Fox Creek prospect, reported by Avalon Development Corp., the Company’s geological consulting firm, under the direction of Curt Freeman.

The drilling at Fox Creek was completed on October 29. Holes FC04-01 and FC04-02 were angled to the southeast and northwest, respectively from a drill pad placed adjacent to the rock sample site that returned 1.36 gpt gold during initial due diligence sampling. The holes were placed approximately 150 meters east of a 1995 hole drilled by AMAX Gold that returned 30 feet grading 0.03 ounces per ton of gold.

Hole FC04-01 was terminated at 287 feet after passing through approximately 50 feet of sulfide-bearing granite from surface to 50 feet. Sulfides observed include pyrite and molybdenite. The hole then passed into oxidized quartzite and quartz mica schist from 50 feet to termination depth. The presence of molybdenite in the intrusive intercepted in hole FC04-01 suggests mineralization at Fox Creek may be similar to that at the nearby Fort Knox deposit where molybdenum is associated with gold mineralization.

Hole FC04-02 was collared 20 feet northwest of hole FC04-01 and was directed to the northwest to test for subsurface extensions of granitic rocks mapped at surface in this part of the claim block. The hole encountered variably oxidized quartzite and quartz mica schist from surface to approximately 230 feet and then passed into a mixed zone of hornfelsed sediments and granitic intrusives. The hole bottomed at 300 feet in hornfelsed sediments.

All samples were shipped to ALS Chemex Labs for gold plus multi-element suite analyses.

In December we announced the initial drill results from the 2004 exploration drilling. The two Fox Creek reverse circulation drill holes were completed in October to test surface sample results that returned 1.36 gpt gold during initial due diligence sampling and a 1995 hole drilled by AMAX Gold that returned 35 feet grading 1.68 grams of gold per tonne (0.049 opt) including a 20 foot section that returned 2.2 grams gold per tonne (0.064 opt).

Hole FC04-01 was terminated at 287 feet after passing through approximately 50 feet of sulfide-bearing granite from surface to 50 feet. Sulfides observed include pyrite and molybdenite. The hole then passed into oxidized quartzite and quartz mica schist from 50 feet to termination depth. Assays from this hole returned gold (values up to 5 feet grading 216 ppb) but did contain anomalous arsenic maximum value of 785 ppm and sporadic anomalous molybdenum (maximum value of 79 ppm) and tungsten (maximum value 2,840 ppm). The highest tungsten and molybdenum values came from the bottom 50 feet of the hole suggesting possible intrusive-related mineralization at depth nearby.

Hole FC04-02 was collared 20 feet northwest of hole FC04-01 and was directed to the northwest to test for subsurface extensions of granitic rocks mapped at surface in this part of the claim block. The hole encountered variably oxidized quartzite and quartz mica schist from surface to approximately 230 feet and then passed into a mixed zone of hornfelsed sediments and granitic intrusives. The hole bottomed at 300 feet in hornfelsed sediments. Significant gold mineralization was encountered in two five-foot intervals: 1,300 ppb gold from 30 to 35 feet and 2,500 ppb gold from 180 to 185 feet. Both gold-bearing intervals were hosted in altered metasediments containing minor quartz veinlets. Elevated gold values were associated with anomalous arsenic (to 5,700 ppm), molybdenum (maximum value of 82 ppm) and tungsten (maximum value 40 ppm).

Combined with soil sampling results from the adjacent West Ridge property (see news release dated November 4, 2004), the Phase 1 Fox Creek drilling results suggest the presence of intrusive related and/or intrusive hosted gold mineralization on the Fox Creek property. Additional soil auger sampling and possible ground geophysics are being planned prior to additional drilling in 2005.

All geochemical samples were analyzed by ALS Chemex for gold via fire assay techniques plus a multi-element suite via ICP methods with four-acid digestion. Blanks submitted with drill samples suggest no unusual or spurious geochemical results. The qualified person responsible for this news release is Curt Freemen, M.Sc. P. Geo.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue	Net Earnings (Loss)
	$	$	Per Share	Diluted per share
November 30 / 04	11,243	(146,138)	(0.0044)	(0.0044)
August 31, 2004	2,677	(138,685)	(0.0042)	(0.0042)
May 31, 2004	4,859	(351,991)	(0.0129)	(0.0129)
February 28, 2004	5,908	(189,824)	(0.0050)	(0.0050)
November 30/03	5,789	(83,978)	(0.0032)	(0.0032)
August 31, 2003	4,481	(165,982)	(0.0066)	(0.0066)
May 31, 2003	7,105	(73,382)	(0.0027)	(0.0027)
February 29, 2003	12,730	(113,485)	(0.0050)	(0.0050)

Liquidity and Capital Resources
Since its incorporation, the Issuer has financed its operations almost exclusively through the sale of its common shares to investors. The Issuer expects to finance operations through the sale of equity in the foreseeable future as it generates limited revenue from business operations. There is no guarantee that the Issuer will be successful in arranging financing on acceptable terms.

Of the total cash raised of $ 128,198 from financing activities together with an opening cash surplus of $370,558, $173,191 was spent on exploration and development of mineral property interests and $ 271,981 was spent on administration and $ 26,762 was expended on oil and gas operations. In 2003, $ 298,941 was spent on exploration and development and $257,287 was spent on operations. The Company’s cash surplus at November 30, 2004 was $ 117,102 compared to $188,998 at November 30, 2003. The working capital deficit decreased by $219,242, from a $ 20,032 surplus at May 31, 2004, to $140,987, compared to a working capital deficit of $360,229 at November 30, 2003. The Company plans to continue raising funds through sale of capital stock and through option agreements on its mineral properties.

Related Party Transactions

Under a management contract with SMR Investments Ltd. the Company agreed to pay up to $2,500 per month for management services. The Company paid to SMR management fees totaling $ 7,500 in the period ended November 30, 2004. Administration consulting and directors fees totaling $ 17,750 were paid during the November 30, 2004 period (2003 - $ 10,375) to J. Lorette, Vice-President and director of the company, and secretarial fees of $ 18,000 (2003 - $ 10,874) were paid to M. Van Oord, a director of the company. Directors fees of $ 6,000 were paid to J. Robertson, President of the company, during the November 30, 2004 period (2003 - $ 5,500) and management consulting fees of $ 5,713 were paid to KLR Petroleum, Inc.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and costs is provided in the Company’s Consolidated Statement of Operation and Deficit contained in its Consolidated Financial Statements for November 30, 2004 and 2003.

Outstanding Share Data

The Company’s authorized share capital consists of:

100,000,000	Common shares without par value
5,000,000	Preferred shares with a $1 par value.

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval.

As of November 30, 2004, 34,777,688 common shares were issued and outstanding. There were no Preferred shares. As at the date hereof, there are 34,777,688 shares issued and outstanding.

There were 2,184,500 warrants outstanding at November 30, 2004, which entitle the holder to purchase one common share each for various dates expiring within the next two years. They are exercisable as follows: 184,500 warrants at $0.40 expiring Aug. 26/05 2,000,000 warrants at $0.60 expiring Oct. 26/05.

Options outstanding at November 30, 2004 are as follows:

Exercise price	Number of
$	Shares
0.15	1,590,000
0.40	625,000
0.45	300,000
0.63	50,000
2,565,000

Approval

The Board of Directors of the Company has approved the disclosure contained in this Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com